UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Pre-Paid Legal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

740065 10 7

(CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT  06830
(203) 661-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,500
	8	SHARED VOTING POWER 1,609,415
	9	SOLE DISPOSITIVE POWER 842,500
	10	SHARED DISPOSITIVE POWER 1,609,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,915
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000
	8	SHARED VOTING POWER 1,609,415
	9	SOLE DISPOSITIVE POWER 20,100
	10	SHARED DISPOSITIVE POWER 1,609,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,515
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,544,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,544,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,544,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 488,434
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 488,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,675
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,014,675
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON PN

 Explanatory Note:

The following constitutes Amendment No. 7 ("Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners and Prescott Associates originally filed with the Securities Exchange Commission on March 20, 2002, as amended by Amendment No. 1 filed on November 12, 2002, Amendment No. 2 filed on October 21, 2004, Amendment No. 3 filed on February 3, 2005, Amendment No. 4 filed on July 11, 2008, Amendment No. 5 filed on December 12, 2008 and Amendment No. 6 filed on March 3, 2010 (the “Original Schedule 13D").

The Original Schedule 13D is hereby amended as follows:

Item 4.    Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, Messrs. Smith, Vassalluzzo and Fischer beneficially own 2,451,915, 1,629,515 and 1,544,415 shares of Common Stock, respectively, in their capacity as investment managers for Idoya Partners, Prescott Associates and other managed accounts (the "Managed Accounts").  The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (including Idoya Partners and Prescott Associates) for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly-owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, and (iii) certain family members of Messrs Smith and Vassalluzzo and trusts for the benefit of certain family members of Mr. Smith.  In addition, Messrs. Smith and Vassalluzzo own 757,500 and 9,000 shares of Common Stock, respectively, for their own accounts (collectively, the "Personal Shares").  The 1,705,515 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.  Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

Mr. Smith, who has served on the Board of Directors of the Issuer since October 4, 2004, resigned from the Board of Directors effective March 2, 2010.

The Reporting Persons are evaluating their position in the Company and expect to engage in open market sales, including sales made pursuant to Rule 144, and to consider other strategic transactions, which could involve a disposition of some or all of their shares.  Any actions taken by the Reporting Persons will be dependent upon market conditions, the evaluation of alternative investments and such other factors as may be considered relevant.  Based on such factors, the Reporting Persons may also purchase Common Stock from time to time on terms considered desirable by the Reporting Persons.  In addition, the Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Item 5 of the original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Based on the 10,010,166  shares of Common Stock reported as outstanding as of April 21, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 27, 2010, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith – 2,451,915 shares (24.5%); Mr. Vassalluzzo – 1,629,515 shares (16.3%); Mr. Fischer – 1,544,415 shares (15.4%); Idoya Partners – 488,434 shares (4.9%); and Prescott Associates – 1,014,675 shares (10.1%).

(b)           Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of 757,500 and 9,000 shares of Common Stock, respectively, and to dispose or to direct the disposition of 842,500 and 20,100 shares of Common Stock, respectively.  Mr. Fischer has the sole power to vote or to direct the vote and to dispose or direct the disposition of no shares.  Idoya Partners and Prescott Associates have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 488,434 and 1,014,675 shares of Common Stock, respectively.  Of the 1,705,515 shares of Common Stock owned by the Managed Accounts, Messrs. Smith, Vassalluzzo and Fischer share the power to vote or to direct the vote of and dispose or to direct the disposition of 1,609,415, 1,609,415 and 1,544,415 shares of Common Stock, respectively.  Idoya Partners and Prescott Associates do not share the power to vote or to direct the vote and dispose or to direct the disposition of any Common Stock.

(c)           During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock other than the following, which were effected as open market sales on the New York Stock Exchange:

Reporting Person	Trade Date	Number of Shares	Price Per Share

Thomas W. Smith*	06/17/2010	3,161	$48.83

Thomas W. Smith*	06/18/2010	11,839	48.74

Thomas W. Smith*	06/21/2010	15,000	47.66

Thomas W. Smith*	06/22/2010	9,600	47.50

Thomas W. Smith*	06/23/2010	4,185	46.00

Thomas W. Smith*	06/24/2010	6,215	45.02

*Sales effected by Managed Account over which Mr. Smith has investment authority.

Item 7.    Material to Be Filed as Exhibits

1.           Agreement relating to the joint filing of this statement on Schedule 13D/A dated June 25, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2010

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D/A, dated June 25, 2010, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  June 25, 2010

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner